EX—99.77M

On December 12, 2008, the net assets of the Summit Mutual Funds, Inc. Bond Portfolio merged into the Calvert Variable Series, Inc. (“CVS”) Income Portfolio. The merger was accomplished by a tax—free exchange of 1,306,366 shares of the Calvert Income Portfolio for 496,985 shares of the Summit Bond Portfolio outstanding at December 12, 2008. The Summit Bond Portfolio’s net assets as of December 12, 2008, were combined with those of the Income Portfolio.